UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1  )*

CYALUME TECHNOLOGIES HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

232429100
(CUSIP Number)

US VC Partners GP, LLC

US VC Partners Management, LLC

Andrew Intrater

900 Third Avenue, 19th Floor

New York, NY 10022

Telephone: (212) 418-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Attn: James C. Gorton

August 13, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ Act ”) or otherwise subject to the

Page 1 of 9 Pages

liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232429100
1	NAME OF REPORTING PERSON US VC Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,789,881
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,789,881
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,789,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

* All percentage calculations set forth herein assume that there are 89,282,866 shares of Common Stock outstanding, based on information provided by Cyalume Technologies Holdings, Inc.

Page 2 of 9 Pages

CUSIP No. 232429100
1	NAME OF REPORTING PERSON US VC Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,789,881
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,789,881
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,789,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

* All percentage calculations set forth herein assume that there are 89,282,866 shares of Common Stock outstanding, based on information provided by Intercept Pharmaceuticals, Inc.

Page 3 of 9 Pages

CUSIP No. 232429100
1	NAME OF REPORTING PERSON Andrew Intrater
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,569,720
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,569,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,569,720
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*  All percentage calculations set forth herein assume that there are 89,282,866 shares of Common Stock outstanding, based on information provided by Cyalume Technologies Holdings, Inc.

Page 4 of 9 Pages

Item 1.	Security and Issuer

This Schedule 13D (the “ Statement ”) relates to the common stock (the “ Common Stock ”) of Cyalume Technologies Holdings, Inc., a corporation organized under the laws of the State of Delaware (the “ Issuer ”), with its principal executive offices located at 96 Windsor Street, West Springfield, Massachusetts 01089.  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D originally filed on November 19, 2013 and amended by Amendments No. 1, is hereby amended as follows:

Item 2.	Identity and Background

(a)               This Statement is being filed by US VC Partners Management, LLC (“ Management ”), a limited liability company organized under the laws of Delaware, US VC Partners GP, LLC (“ GP ”), a limited liability company organized under the laws of Delaware, and Andrew Intrater (“ Intrater ”), an individual (collectively, the “ Reporting Persons ”).

(b) – (c)      GP is the sole general partner of US VC Partners, LP (“ LP ”), which holds shares of the Issuer’s Series A Preferred Stock (the “ Preferred Stock ”, , as more particularly described in Item 6 below.  Management has the power to make voting and investment decisions for LP.

Intrater, a natural person, has the power to make voting and investment decisions for Management and GP. Additionally, Intrater, is the chief executive officer of Cova Small Cap Holdings, LLC, a Delaware limited liability company (“ Cova ”), and may be deemed to beneficially own 53,569,720 shares of Common Stock held by Cova.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is amended to include the following:

On July 30, 2014 and in connection with the sale of Series B Preferred Stock and Series C Preferred Stock, the Issuer entered into a Consent and Waiver Agreement (the “Consent and Waiver”) with Management and JFC Technologies, LLC, a New Jersey limited liability company (“JFC”), pursuant to which USVC and JFC agreed to amend the terms of the Certificate of Designation for the Series A Preferred Stock to allow the issuance of the Series B Preferred Stock and the Series C Preferred Stock without being subject to the rights of the Series A Preferred Stock, the Company agreed to reduce the conversion price per share of Preferred Stock from $0.65 to $0.13664587 and Management agreed to eliminate the Series A Warrants and the Common Stock Warrants that were previously issued to Management on November 19, 2013.

Item 5.	Interest in Securities of the Issuer

(a)-(b)        As of the date of this filing, Management, GP and Intrater may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Securities described in Item 3.  Based upon information provided by the Issuer, if

Page 5 of 9 Pages

the Securities currently exercisable or convertible were exercised and converted into shares of Common Stock such shares would constitute approximately 35.6% of the issued and outstanding shares of the Common Stock.  Management, pursuant to its authority to make investment decisions on behalf of GP, the sole general partner of LP, may be deemed to indirectly beneficially own the Securities held by LP.   GP, pursuant to its authority as the general partner of LP, may be deemed to indirectly beneficially own the Securities held by LP.  Intrater pursuant to his authority as the Special Managing Member of GP and Management pursuant to their respective limited liability company agreements, may be deemed to also indirectly beneficially own the Securities attributable to GP and Management.  As a result, Intrater, Management and GP share the power to direct the vote and to direct the disposition of the Securities described in Item 3.

(c)                Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Securities or in the Common Stock during the past sixty (60) days.

(d)               Not applicable.

(e)               Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5, GP is the sole general partner of LP, pursuant to the terms of the limited partnership agreement of LP. Management holds authority to make investment decisions on behalf of GP, pursuant to the terms of an investment management agreement entered into by Management and GP.  Pursuant to these agreements and relationships, Management and GP have discretionary investment management authority with respect to the assets of LP.  Such authority includes the power of GP to vote and otherwise dispose of securities purchased by LP.  The number of outstanding shares of Common Stock attributable to LP is 31,789,881shares.  Management may be considered to hold indirectly 31,789,881shares, and GP may be considered to hold indirectly 31,789,881shares.

Intrater is a member of the Issuer’s Board.  LP has a number of officers in common with Cova, a significant stockholder of the Issuer.  Intrater and another member of the Issuer’s Board are affiliated with, and designees of, Cova. Accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.

Page 6 of 9 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1 - Purchase Agreement dated July 30, 2014 (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

Exhibit 2 - Series B Certificate of Designation filed with the Secretary of State of Delaware on July 30, 2014 (incorporated by reference to Exhibit 3.2 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

Exhibit 3 - Registration Rights Agreement dated July 30, 2014 (incorporated by reference to Exhibit 10.2 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

Exhibit 4 - Amended and Restated Certificate of Designation of Series A Convertible Preferred Stock filed by the Company with the Secretary of State of the State of Delaware on July 30, 2014 (incorporated by reference to Exhibit 3.1 of Issuer’s Current Report on Form 8-K filed with the SEC on August 5, 2014).

Exhibit 5– Consent and Waiver Agreement, dated July 30, 2014, by and among the Issuer, Managment and JFC (incorporated by reference to Exhibit 10.5 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2014

US VC Partners GP, LLC a Delaware Limited Liability Company

By:	/s/ Andrew Intrater
Name: Andrew Intrater
Title: Special Managing Member

US VC Partners Management, LLC a Delaware Limited Liability Company

By:	/s/ Andrew Intrater
Name: Andrew Intrater
Title: Special Managing Member

Andrew Intrater

By:	/s/ Andrew Intrater
Name: Andrew Intrater

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 Index of Exhibits

Exhibit 1 - Purchase Agreement dated July 30, 2014 (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

Exhibit 2 - Series B Certificate of Designation filed with the Secretary of State of Delaware on July 30, 2014 (incorporated by reference to Exhibit 3.2 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

Exhibit 3 - Registration Rights Agreement dated July 30, 2014 (incorporated by reference to Exhibit 10.2 of Issuer's Current Report on Form 8-K filed with the SEC on August 5, 2014).

Page 9 of 9 Pages